AB* 3/5

09058384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 6 2009

Washington, DC
110

SEC FILE NUMBER
8-48842

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Claymore Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2455 Corporate West Drive
(No. and Street)

Lisle	**Illinois**	**60532**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Nellessen **(630) 505-4512**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

One North Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce R. Albelda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Claymore Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

"OFFICIAL SEAL"
Susan Pittner
Notary Public, State of Illinois
My Commission Exp. 03/31/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Claymore Securities, Inc.
Index
December 31, 2008

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Claymore Securities, Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Claymore Securities, Inc. (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2009

Claymore Securities, Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	791,950
Cash segregated under federal regulations		100,000
Deposits with clearing organizations		2,144,489
Securities owned, at fair value (Note 2)		1,557,786
Accounts receivable		945,441
Deferred tax asset, net		147,902
Furniture and equipment (net of accumulated depreciation of $274,882)		99,777
Other assets		186,589
Total assets	$	5,973,934
Liabilities and Stockholder's Equity		
Liabilities		
Accrued compensation	$	481,593
Accrued product costs		533,743
Due to trustee (Note 6)		758,366
Due to clearing organizations		148,985
Due to customer		83,586
Accounts payable and other accrued liabilities		503,139
Total liabilities		2,509,412
Total stockholder's equity		3,464,522
Total liabilities and stockholder's equity	$	5,973,934

The accompanying notes are an integral part of the financial statement.

1. Organization and Summary of Significant Accounting Policies

Organization
Claymore Securities, Inc. (the "Company") acts as sponsor, portfolio supervisor and securities evaluator to various equity and fixed income unit investment trust portfolios. The Company participates in the marketing and distribution of closed-end fund initial public offerings and provides post offering support of the funds. The Company also participates in the marketing and distribution of exchange-traded funds. The Company is a wholly owned subsidiary of Claymore Group Inc. (the "Parent").

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a clearing broker and a member of the Depository Trust and Clearing Corporation. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Authority, Inc. and is a member of the Municipal Securities Rulemaking Board.

Revenue and Expense Recognition
Net revenue from unit investment trust sales includes sales fees as well as creation and development fees. Certain sales fees are deferred as described in Note 7. Evaluation/surveillance fees are earned by the Company in its capacity as evaluator, supervisor and bookkeeper of unit investment trust portfolios. Closed-end fund servicing fees are earned by the Company in its capacity as servicing agent for closed-end funds.

Proprietary securities transactions are recorded on a trade-date basis.

Accounts Receivable
Accounts receivable consist primarily of evaluation/surveillance fees on unit investment trusts, servicing fees on closed-end funds, and creation and development fees on unit investment trusts.

Income Tax Status
The Company is included in the consolidated federal income tax return filed by the Parent. The Company provides for income taxes on a separate return basis and remits to the Parent amounts determined to be currently payable.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

In accordance with the terms of the tax sharing intercompany agreement with the Parent, all current taxes are due to the Parent and unpaid amounts are recorded in the receivable from Parent on the statement of financial condition.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes ("FIN 48"). On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, allowing deferral of the implementation of FIN 48. On December 30, 2008, the FASB issued FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, which once again deferred the effective date of FIN 48 to

fiscal years beginning after December 15, 2008. The Company has elected this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. The Company adopted the provisions of FIN 48 effective January 1, 2009. Adoption of FIN 48 did not have a material effect on the Company's financial position.

Furniture and Equipment
Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which is 5 to 7 years.

Cash
Cash includes cash on hand. Amounts presented on the statement of financial condition approximate fair value.

Deposits with Clearing Organizations
Deposits with clearing organizations include cash on deposit with clearing organizations to meet margin requirements.

Stock-Based Compensation
The Company measures and records stock-based compensation expense in accordance with the provisions of SFAS No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"). The Parent allocates stock-based compensation expense determined in accordance with SFAS No. 123(R) to the Company for stock options granted to the employees of the Company.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

2. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, *Fair Value Measurements ("SFAS No. 157")*, which defines fair value, establishes a fair value hierarchy and requires additional disclosure regarding fair value measurement. The adoption of SFAS No. 157 did not have a material effect on the Company's financial position.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 — Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Closed-end funds, exchange-traded funds and equity securities are valued at quoted market values and unit investment trusts are carried at their net asset value. Throughout 2008 and for the year then ended, the Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above.

The following table presents securities owned at fair value as of December 31, 2008:

Description	December 31, 2008	Level 1	Level 2	Level 3
Equity securities	$ 758,366	$ 758,366	$ -	$ -
Exchange-traded funds	93,192	93,192	-	-
Closed-end funds	419,132	419,132	-	-
Equity unit investment trusts	229,209	-	229,209	-
U.S. government and municipal unit investment trusts	57,887	-	57,887	-
Total	$ 1,557,786	$ 1,270,690	$ 287,096	$ -

3. Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2008:

Office equipment	$ 312,953
Furniture	61,706
	374,659
Less accumulated depreciation	(274,882)
	$ 99,777

4. Income Taxes

At December 31, 2008, the Company has a net deferred tax asset of $147,902. The significant component relates primarily to stock compensation expense. The Company has concluded that it is more likely than not that the deferred tax asset will be realized, and therefore, no valuation allowance is required.

5. Employee Benefit Plan

The Company participates in a 401(k) plan sponsored by its Parent covering substantially all employees. Participants may contribute from 1% to 90% of their compensation on a pretax basis, subject to certain limitations as set forth in the 401(k) plan agreement. The Company can contribute a discretionary amount, subject to certain limitations as set forth in the 401(k) plan agreement.

6. Commitments

The Company leases certain office space under a noncancelable lease expiring in 2012, which includes certain renewal options for similar terms and also is a tenant in space leased by the Parent (see Note 7).

The Company acts as sponsor and depositor for the unit investment trust products it sells. In this capacity, the Company is required to deposit securities or contracts with the trustee for the purchase of securities. At December 31, 2008, the Company recorded purchases of $758,366 in equity securities to be deposited in unit investment trusts scheduled for creation on January 2, 2009. The Company was contingently liable under bank letters of credit used to seed the unit investment trusts in the amount of $825,000 at December 31, 2008, of which $758,366 was already recorded as a liability and reflected as due to trustee on the statement of financial condition.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

7. Related Parties

The Company records a deferred sales charge on sales of unit investment trust portfolios sponsored and supervised by the Company. These deferred amounts are received by the Company generally over a three- to five-month period following the sale, of which receipt is guaranteed by the applicable unit investment trust. The Company sells the deferred sales charge receivables to the Parent at each month-end. These sales are reflected in the receivable from Parent on the statement of financial condition. These receivables are used by the Parent to collateralize certain debt of the Parent. The aggregate amount of the deferred sales charge receivables sold during the year ended December 31, 2008 was $64,899,173.

In accordance with a formal agreement, the Parent allocates certain indirect costs amongst the various subsidiaries in the consolidated group, including compensation-related benefits, facility costs and other general and administrative costs. A revenue based cost allocation methodology is used, whereby indirect costs are aggregated across all product lines and then re-allocated based on a weighted ratio of revenue earned. This cost allocation is included net in the receivable from Parent on the statement of financial condition, which is included as a component of stockholder's equity.

The receivable from Parent balance may fluctuate based on the cash management needs of the Company and its affiliates.

As discussed above, the Company has significant transactions with its Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

8. Off-Balance Sheet Credit and Concentration of Risk

The Company has only one customer under Rule 15c3-3 of the Securities Exchange Act of 1934. In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the unit investment trusts at a loss.

The Company is a clearing broker-dealer engaged in various trading, brokerage and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. Stock-Based Compensation

The Company's employees participate in the Claymore Group Inc.'s Stock Option Plan (the "Plan"). The Company records its allocated share of the Parent's stock-based compensation costs. The Plan permits the grant of up to 4,464,222 shares of stock in the form of nonqualified stock options to employees and consultants of the Parent and its subsidiaries. These options have an exercise price that is equal to the fair value of the Parent's stock on the date of grant. Options have a ten-year life and generally have a one- to three-year vesting period, although some options were issued with immediate vesting.

The Parent applied the provisions of SEC Staff Accounting Bulletin ("SAB") No. 107, *Share-Based Payments*, as amended by SAB No. 110, in developing the methodology to estimate the fair value of each option award. The fair value is estimated on the date of grant using a Black-Scholes option valuation model. The Parent used an implied volatility of public companies in its industry sector. The expected term assumption was established by adopting the simplified method, which uses an average of the vesting and contractual terms. The risk-free rate is based on the U.S. Treasury rate for the expected term of the option.

10. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such payment would cause the Company to not meet its minimum net capital requirements. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital, as defined, of $2,715,617 which was $2,465,617 in excess of the minimum capital required to be maintained.

11. Segregation of Funds for the Benefit of Customers

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customer.

At December 31, 2008, the Company is in compliance with these segregation requirements and holds segregated assets in excess of amounts required to be segregated. Cash of $100,000 has been segregated in a special reserve bank account for the benefit of its customer under Rule 15c3-3.

Claymore Securities, Inc.

Statement of Financial Condition
December 31, 2008
Available for Public Inspection